SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April 2012

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

Announcement  |  Lisbon  |  27 April 2012

Portugal Telecom’s Annual General Meeting of Shareholders

Portugal Telecom, SGPS S.A. announces that the Annual General Meeting of Shareholders held this afternoon has approved the following proposals under the items on the agenda:

• Approval of the management reports, balance sheets and accounts, individual and consolidated, for the 2011 financial year.

• Distribution of the 2011 net income of Euro 342,259,821 and of reserves in the amount of Euro 232,522,984.50 contained in results carried forward as follows:

•             Payment to the Shareholders, in addition to the advance of year profits made in December 2011, of the overall amount of Euro 389,982,937.50, corresponding to Euro 0.435 per share in respect of the total number of issued shares.

The above mentioned amount of Euro 0.435 per share shall be paid to the Shareholders on 25 May 2012 (ex-dividend date: 22 May 2012; record date: 24 May 2012).

As such, and taking into account the amount corresponding to advance of year profits made in December 2011 and paid in January 2012, the Shareholders have approved that the total sum to be paid in respect of the 2011 fiscal year was fixed in Euro 582,733,125, corresponding to a unit amount of Euro 0.65 per share.

• General appraisal of the Company’s management and supervisory bodies, and of each of their members, as well as a special praise to the Chairman of the Board of Directors and to the Chief Executive Officer for the outstanding way in which the Company was led throughout the 2011 financial year.

• Election of the members of the corporate bodies and of the Compensation Committee for the term of office of 2012-2014, as follows:

•             Board of the General Meeting of Shareholders:

Chairman:	António Manuel da Rocha e Menezes Cordeiro
Vice-Chairman:	Eduardo Augusto Vera Cruz Pinto
Secretary:	Francisco Manuel Balixa Tapum Leal Barona

•             Board of Directors:

Chairman:	Henrique Manuel Fusco Granadeiro
Directors:	Zeinal Abedin Mahomed Bava Alfredo José Silva de Oliveira Baptista

Portugal Telecom, SGPS SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.telecom.pt

Amílcar Carlos Ferreira de Morais Pires

Carlos António Alves Duarte

Francisco Teixeira Pereira Soares

Gerald Stephen McGowan

João Manuel de Mello Franco

João Nuno de Oliveira Jorge Palma

Joaquim Aníbal Brito Freixial de Goes

José Guilherme Xavier de Basto

José Pedro Cabral dos Santos

Luís Miguel da Fonseca Pacheco de Melo

Manuel Francisco Rosa da Silva

Maria Helena Nazaré

Mário João de Matos Gomes

Milton Almicar Silva Vargas

Nuno Rocha dos Santos de Almeida e Vasconcellos

Otávio Marques de Azevedo

Paulo José Lopes Varela

Pedro Jereissati

Pedro Humberto Monteiro Durão Leitão

Rafael Luís Mora Funes

Shakhaf Wine

•             Audit Committee:

Chairman:	João Manuel de Mello Franco
Members:	José Guilherme Xavier de Basto Mário João de Matos Gomes

•             Compensation Committee:

Chairman:	Álvaro João Duarte Pinto Correia
Members:	Francisco Adelino Gusmão Esteves de Carvalho Francisco José Queiroz de Barros Lacerda

• Election of the company P. Matos Silva, Garcia Jr., P. Caiado & Associados-SROC, Lda., represented by Pedro João Reis de Matos Silva, as Statutory Auditor, for the term of office of 2012-2014, not having been elected an alternate Statutory Auditor.

• Approval of the authorisation for the acquisition and disposal of own shares.

Portugal Telecom | Announcement

• Approval, pursuant to paragraph 4 of article 8 of the Bylaws, of the parameters applicable in the event of any issuance of bonds convertible into shares that may be resolved upon by the Board of Directors.

• Approval of the suppression of the pre-emptive right of Shareholders in the subscription of any issuance of convertible bonds as referred to above as may be resolved upon by the Board of Directors.

• Renewal of the authorization granted to the Board of Directors to increase the share capital by contributions in cash, in accordance with number 3 of article 4 of the Bylaws.

• Resolution on the issuance of bonds and other securities, of whatever nature, by the Board of Directors, including the determination of a maximum annual amount of Euro 5,000,000,000 in accordance with paragraph 3 of article 8 and paragraph 1, e) of article 15 of the Bylaws.

• Approval of the authorisation for the acquisition and disposal of own bonds and other own securities.

• Approval of the statement of the Compensation Committee on the remuneration policy of the members of the Company’s management and supervisory bodies.

• Approval of the creation of an ad hoc commission to determine the remuneration of the members of the Compensation Committee, composed by Prof. Doutor João Calvão da Silva, Prof. Doutor António Gomes Mota and Prof. Doutor Carlos Lobo.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 27, 2012

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.